Exhibit 99.1

Elong Power Holding Limited (NASDAQ: ELPW) Announces Subsidiary’s Entry into a US$25.5 Million Annual Cooperation Agreement, Marking a Critical Step Forward in Its Global Distribution Expansion

Beijing, October 28, 2026 /Globe Newswire/ - Elong Power Holding Limited (NASDAQ: ELPW, hereinafter referred to as “Elong Power” or the “Company”) today announced that its subsidiary, Elong Power (Hong Kong) Holding Limited (“Elong Hong Kong”), has entered into a one-year omnichannel cooperation agreement with a total value of US$25.5 million. The agreement takes effect on the date of signing and includes an automatic renewal clause that activates in the absence of objection, laying a sustainable foundation for ongoing cooperation. Shortly after the agreement was signed, the Company fulfilled its obligations promptly and completed delivery of the first batch of goods worth approximately US$0.84 million. This milestone achievement further validates the Company’s commercial execution capacity following its asset-light strategic transformation and represents a key milestone in the deepening of its global strategy.

Under the terms of the agreement, Elong Hong Kong will distribute smart consumer electronic products. Elong Hong Kong plans to build a B2B distribution network targeting enterprise customers and expand into a diverse range of commercial use cases. This initiative presents a significant opportunity for the Company to expand its smart hardware ecosystem business. Leveraging Hong Kong’s position as an international trade hub, Elong Power will deliver reliable, cost-effective intelligent energy storage products for diverse global commercial settings, advancing steadily from “technology R&D” towards “scaled commercial profitability”.

Management Commentary

Elong Power’s management stated: “With the asset-light strategic transformation completed in the first half of 2026 and our robust cash reserves, we possess strong risk resilience and a solid foundation for business expansion. This commercial partnership represents dual market recognition of Elong Power’s business model and operational capabilities. It not only marks the launch of our overseas distribution gateway for enterprise customers, but also enables us to continuously sharpen our cross-border supply chain management capabilities by leveraging Hong Kong’s sophisticated financial system and global trade resources. Moving forward, we will continue to integrate high-quality upstream and downstream resources along the industrial chain. While consolidating our leading position in the energy storage sector, we will accelerate the market penetration of our energy storage products and solutions in the Asia-Pacific market. Through the synergistic development of our trading business and core new energy operations, we will deliver long-term value to our shareholders.”

About Elong Power

Elong Power Holding Limited is an exempted company incorporated under the laws of the Cayman Islands. Adhering to its development strategy of “Asset-Light, R&D-Intensive, AI + Energy Storage, Global Scenario Deployment”, the Company focuses on its core lithium battery energy storage system business. As a global provider of intelligent energy storage system solutions, it delivers energy storage products featuring high- reliability, enhanced safety and superior cost competitiveness, covering portable energy storage, residential energy storage, commercial and industrial (C&I) energy storage and utility-scale energy storage. Ms. Xiaodan Liu serves as the Company’s Chairperson and Chief Executive Officer and oversees its day-to-day operations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar expressions, and include statements regarding the Company’s business strategy, its transition to an energy storage system integration business, its global expansion, its use of financing proceeds and its future results of operations. Such statements involve risks and uncertainties, including, among others: the Company’s limited operating history in the energy storage business; its ability to achieve positive gross margins and profitability from continuing operations; its need for additional financing and its ability to continue as a going concern; customer and supplier concentration; competition; related-party transactions; maintaining its Nasdaq listing; PRC regulatory, economic and currency risks; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Investor & Media Contact

Elong Power Investor Relations

Email: ir@elongpower.com